Exhibit 99.1

Itaú Corpbanca files 2021 Annual Report on Form 20-F

SANTIAGO, Chile, April 28, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) today announced that it filed its Annual Report on Form 20-F for the year ended December 31, 2021 with the United States Securities and Exchange Commission on April 27, 2022. The document is also available on the company’s corporate website at ir.itau.cl. Any shareholder may request a printed copy of the company’s complete audited consolidated financial statements, free of charge, by contacting Itaú Corpbanca’s investor relations department.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / IR@itau.cl / ir.itau.cl